SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



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                                    FORM 11-K

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                                  ANNUAL REPORT





                        Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


For The Fiscal Year Ended December 31, 2001     Commission File Number 333-82306




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                            Full Title of the Plan:

                            EMPLOYEES' THRIFT PLAN OF
                       INDIANAPOLIS POWER & LIGHT COMPANY



           Name of Issuer of the Securities Held Pursuant to the Plan and the Address of its Principal Executive Office:



                               THE AES CORPORATION

                             1001 North 19th Street
                               Arlington, VA 22209

INDIANAPOLIS POWER & LIGHT COMPANY


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                  1

FINANCIAL STATEMENTS:

     Statements of Assets Available for Benefits
        as of December 31, 2001 and 2000                                      2

     Statement of Changes in Assets Available for
        Benefits for the Year Ended December 31, 2001                         3

     Notes to Financial Statements                                            4

SUPPLEMENTAL SCHEDULES*:

     Item 4i - Schedule H - Schedule of Assets Held
        as of December 31, 2001                                               9

     Item 4j - Schedule H - Schedule of Reportable Transactions
        for the Year Ended December 31, 2001                                 10

o Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employees Retirement Income Security Act of 1974.


Exhibits:

EXHIBIT 23.1    Independent Auditors' Consent

INDEPENDENT AUDITORS' REPORT


To  the  Employees'   Pension   Committee  of  the  Employees'  Thrift  Plan  of
Indianapolis Power & Light Company

We have audited the accompanying statements of assets available for benefits of the Employees' Thrift Plan of Indianapolis Power & Light Company as of December 31, 2001 and 2000, and the statement of changes in assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. These schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 25, 2002


INDIANAPOLIS POWER & LIGHT COMPANY
EMPLOYEES' THRIFT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2001 AND 2000
----------------------------------------------------------------------------------------


ASSETS                                                     2001                2000

INVESTMENTS - at fair value:
  The AES Corporation
    Common Stock                                        $36,309,430        $          -

  IPALCO Enterprises, Inc.
    Common Stock                                                  -         199,266,393

  Merrill Lynch Equity Index Trust
    Common/Collective Trust                               5,752,509          11,466,340

  Merrill Lynch Retirement Preservation Trust
    Common/Collective Trust                               4,797,633           6,494,733

  Aim Income Fund
    Mutual Fund                                             424,722             910,156

  Alliance Technology Fund
    Mutual Fund                                           2,044,443           3,373,940

  Ivy International Fund
    Mutual Fund                                             661,615           2,091,938

  Merrill Lynch Capital Fund
    Mutual Fund                                           2,782,731           5,438,763

  Merrill Lynch Federal Securities Trust
    Mutual Fund                                          12,811,956          12,581,189

  Oppenheimer Main Street Income & Growth
    Mutual Fund                                           8,296,472          17,603,828
                                                        -----------        ------------

           Total Investments                             73,881,511         259,227,280

CASH                                                         25,657           1,252,275

CONTRIBUTIONS RECEIVABLE                                    150,125             393,998

ACCRUED INTEREST AND DIVIDENDS                               85,961           1,441,053
                                                        -----------        ------------

ASSETS AVAILABLE FOR BENEFITS                           $74,143,254        $262,314,606
                                                        ============       ============


See notes to financial statements.

INDIANAPOLIS POWER & LIGHT COMPANY
EMPLOYEES' THRIFT PLAN

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2001
-------------------------------------------------------------------------------


INCREASES

Employee contributions                                        $  4,330,033
Company contributions, net                                       2,138,931
Interest and dividend income                                     3,228,532
                                                              ------------
Total                                                            9,697,496
                                                              ------------

DECREASES

Net depreciation in fair value of investments                   95,431,610
Withdrawals by participants or their beneficiaries             102,433,965
Administrative fees                                                  3,273
                                                              ------------
Total                                                          197,868,848
                                                              ------------

DECREASE IN ASSETS AVAILABLE FOR BENEFITS                     (188,171,352)

ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR               262,314,606
                                                              ------------

ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                    $ 74,143,254
                                                              ============


See notes to financial statements.

INDIANAPOLIS POWER & LIGHT COMPANY
EMPLOYEES' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The financial statements of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Plan") have been prepared on the accrual basis.

     Plan Assets

     Assets of the Plan are maintained in trust. Once placed in trust, assets may be withdrawn only for the purpose of refunding employee contributions, payment of vested employer contributions to employees withdrawing from the Plan, to employees obtaining an in-service (suspension) withdrawal, to retiring employees, and to beneficiaries of deceased employees; or to pay expenses of the Plan. All payments made from the trust require the approval of the Employees' Pension Committee of the Employees' Thrift Plan of Indianapolis Power & Light Company (the "Pension Committee").

     Merrill Lynch Trust Company of America ("Merrill Lynch") is the sole trustee and recordkeeper of the assets of the Plan.

     Investments

     Investments in securities are stated at fair value as determined by quoted market prices. Investment transactions are recorded as of the trade date. The cost of the securities sold is determined on a specific identification basis.

     Use of Management Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that management make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. The reported amounts of increases and decreases in assets during the reporting period may also be affected by the estimates and assumptions management is required to make. Actual results may differ from those estimates.

     Administrative Fees

     The Trustee assesses each participant $1.88 on a quarterly basis for the base service fee. Participants pay a commission of $0.08 per share for open market transactions in AES Corporation common stock. The commission is reflected in the price per share for each transaction. There are no other transaction-based fees for the investment funds.

     Expenses for postage and handling for participant statements, confirmations and distributions are charged directly to participants. It is estimated that these expenses will be approximately $3.00 per participant per plan year.

     Payment of Benefits

     Upon severance of employment, a participant may elect to receive a lump sum payment for the full value of the participant's account, including vested employer contributions and related earnings. The participant also has the option of maintaining the account until reaching the age of 70 1/2 years. Benefits are recorded when paid.

2.   DESCRIPTION OF THE PLAN

     The Plan is administered by the Pension Committee which is a committee of not less than five persons appointed by the Indianapolis Power & Light Company Board of Directors. The Plan is a defined contribution plan, and employees become eligible to participate in the Plan immediately upon date of employment.

     All employees become fully vested in the Plan after five years of uninterrupted service. Termination of employment before the five-year requirement requires forfeiture of a prorated amount of allocated employer contributions. Forfeited amounts may be used to reduce employer matching contributions. As of December 31, 2001 there is currently $36,486 in the forfeiture fund.

     The Plan is valued on a daily "share" valuation.

     Employee contributions are made through payroll deductions representing amounts equal to a specific percentage of the employee's base rate of compensation. Employees have the option of contributing anywhere from 1% to 21%, in increments of 1%, and direct their contributions into any of nine options. Employees can make such contributions under a "Before Tax" or "After Tax" option. Employer contributions are made in an amount equal to current employee contributions up to a maximum of 4% and are invested in the common stock of the AES Corporation. Employee contributions are not transferable to any of the other funds. Effective February 9, 2002, participants are allowed to transfer employer contributions to any of the available investment options in accordance with the Plan's procedures. Each participant's account is credited with the participant's contribution and the Company's matching contribution. Allocations of Plan earnings are based on individual account balances relative to total account balances as of the valuation dates.

     Participant fund transfers are subject to certain restrictions as outlined in the Summary Plan Description. In the event of partial or total termination of the Plan, the funds in the Plan shall be valued as of the date of partial or total termination and, after payment of necessary expenses, shall be distributed as though all participants directly affected by the partial or total termination had retired as of that date.

     The Plan is  maintained  with the intent of being a  qualified  trust under
     Section 401(a) of the Internal Revenue Code. Its related trust is exempt from Federal income taxes under Section 501(a) of the Code. The Plan obtained its latest determination letter on February 7, 1995 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan, as amended, is being operated in compliance with the applicable requirements of the Internal Revenue Code.

     Participants should refer to the Summary Plan Description for a more detailed description of the Plan.

     On March 27, 2001 The AES Corporation, a Delaware Corporation ("AES"), acquired IPALCO Enterprises, Inc. through an Agreement and Plan of Share Exchange.

     On June 21, 2001, the Plan was amended to no longer allow non-union employees to make contributions to or participate in the Plan effective July 7, 2001.

3.   NONPARTICIPANT-DIRECTED INVESTMENTS

     The employer contribution portion of the AES Corporation common stock fund and IPALCO Enterprises, Inc. common stock fund is nonparticipant-directed. Information about the assets available for benefits and significant components of the changes in assets available for benefits relating to the these funds are as follows:

                                                     2001               2000
Net assets:
The AES Corporation common stock                 $  36,309,430      $          -
IPALCO Enterprises, Inc. common stock                        -       199,266,393



Changes in assets:
  Contributions                                  $   4,550,564
  Dividends                                          2,459,416
  Net deprecation in fair value of investment      (89,953,824)
Benefits paid to participants                      (46,444,542)
Transfers to participant-directed investments      (33,566,022)
Administrative fees and other expenses                  (2,555)
                                                 -------------
                                                 $(162,956,963)

                                                 =============




4.    RISKS AND UNCERTAINTIES

      The Plan invests in various securities including U.S. Government securities, corporate debt instruments, corporate stocks, registered investment companies, and common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

5.   INVESTMENTS

     The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                   2001                2000

The AES Corporation common stock 2,220,760 and
  -0- shares, respectively                                     $36,309,430*        $          -

IPALCO Enterprises, Inc. common stock,
  -0- and 8,238,574 shares, respectively                       $         -         $199,266,393*

Oppenheimer Main Street Income & Growth
  Mutual Fund, 255,276 and 483,223 shares, respectively        $ 8,296,472         $ 17,603,828

Merrill Lynch Federal Securities Trust
  1,291,528 and 1,293,031 shares,
   respectively                                                $12,811,956         $ 12,581,189

Merrill Lynch Retirement Preservation Trust,
  4,797,633 and 6,494,733 shares, respectively                 $ 4,797,633         $          -

Merrill Lynch Equity Index Trust,
    71,371 and 124,946 shares, respectively                    $ 5,752,509         $          -

* Includes nonparticipant-directed investments


     During 2001, the Plan's investments (including both realized and unrealized gains and losses) depreciated in value by $95,431,610 as follows:

Mutual Funds                                                   $ 4,005,419
Common/Collective Trust                                          1,472,367
Common Stock                                                    89,953,824
                                                               -----------
Net depreciation in fair value of investments                  $95,431,610
                                                               ===========



6.   MERRILL LYNCH RETIREMENT PRESERVATION TRUST

     One of the investment funds is the Merrill Lynch Retirement Preservation Trust, which is a trust for the collective investment of Qualified Plans. The majority of the fund assets consist of investment contracts which are included in the financial statements at contract value, (which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the investment contracts at December 31, 2001 and 2000 approximates market value. The average yield rates for 2001 and 2000 were approximately 6.50% and 6.65%, respectively.

7.   RELATED PARTY TRANSACTIONS

     Merrill Lynch, the Plan Trustee, invests in AES common stock. Since AES is the parent company of IPALCO Enterprises, Inc. and IPALCO Enterprises, Inc. is the parent company of Indianapolis Power & Light, any investment transactions involving AES common stock qualify as related-party transactions. Merrill Lynch is also the Investment Manager for the Merrill Lynch Retirement Preservation Trust, the Merrill Lynch Equity Index Trust, the Merrill Lynch Capital Fund, and the Merrill Lynch Federal Securities Trust.

                                    * * * * *


                                        Form 5500 - Schedule H, Part IV, Line 4i
                                        Schedule of Assets Held
                                        EIN:  35-0413620
                                        PN:   003

INDIANAPOLIS POWER & LIGHT COMPANY
EMPLOYEES' THRIFT PLAN

SCHEDULE OF ASSETS HELD
AS OF DECEMBER 31, 2001
---------------------------------------------------------------------------------------------------


                                                                                           Fair
    Shares                   Description                                Cost               Value


     63,391         Aim Income Fund
                    Mutual Fund                                     $    441,639        $   424,722

     30,414         Alliance Technology Fund
                    Mutual Fund                                        3,267,990          2,044,443

  2,220,760         The AES Corporation Common Stock                  61,030,812         36,309,430

     31,978         Ivy International Fund
                    Mutual Fund                                          949,142            661,615

  4,797,633         Merrill Lynch Retirement Preservation Trust
                    Common/Collective Trust                            4,797,633          4,797,633

     71,371         Merrill Lynch Equity Index Trust
                    Common/Collective Trust                            5,684,761          5,752,509

    255,276         Oppenheimer Main Street Income & Growth
                    Mutual Fund                                        9,220,640          8,296,472

  1,291,528         Merrill Lynch Federal Securities Trust
                    Mutual Fund                                       12,557,493         12,811,956

    104,105         Merrill Lynch Capital Fund
                    Mutual Fund                                        3,208,690          2,782,731
                                                                       ----------         ---------

            Total Investments                                       $101,158,800        $73,881,511
                                                                    =============       ===========



                                                                                  Form 5500 - Schedule H, Part IV, Line 4j
                                                                                  Schedule of Reportable Transactions
                                                                                  EIN:  35-0413620
                                                                                  PN:   003

INDIANAPOLIS POWER & LIGHT COMPANY
EMPLOYEES THRIFT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2001
----------------------------------------------------------------------------------------------------------------------------


                                                      Purchase            Selling
Description of Asset                                    Price              Price             Net Gain

Single transactions representing 5% or more of net assets available for benefits at beginning of year:

    No activity to report

Series of transactions representing 5% or more of net assets available for benefits at beginning of the year:

  Purchased:
    IPALCO Enterprises, Inc. Common Stock            $ 4,011,078
    The AES Corporation Common Stock                   7,078,196

  Sold:
    IPALCO Enterprises, Inc. Common Stock             20,714,908        $43,102,301        $22,387,393
    The AES Corporation Common Stock                   6,983,056          8,634,519          1,651,463



                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly cuased this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                        EMPLOYEES' THRIFT PLAN OF
                                        INDIANAPOLIS POWER & LIGHT COMPANY



DATE:  June___, 2002                    By: /s/ Edward J. Kunz
                                           ----------------------------------
                                           Edward J. Kunz
                                        Title: Chairman